July 13, 2012

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:    Discover Financial Services
Registration Statement on Form S-4
Filed June 29, 2012
File No. 333-182442

Dear Ms. Hayes:

Discover Financial Services (the "Company," "we," "our," "us") is pleased to respond to your letter dated July 11, 2012. For your convenience, we have restated your comment in full and have keyed our response to the numbering of the comment used in your letter.

Registration Statement on Form S-4, filed on June 29, 2012
Summary of the Exchange Offer, page 2

1. As currently represented, your offer expires at 5:00 p.m. on the expiration day. Due to the 5:00 p.m. expiration time, rather than an expiration time of midnight, it is unclear whether your offer will be open for 20 full business days. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Response: The Company confirms that the offer will be open for a period of at least 20 full business days, using the definition of "business day" set out in Rule 14d-1(g)(3). The Company will revise the disclosure accordingly.

* * *

In connection with the Company's response to the staff's comments, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss the foregoing response to the extent you require further clarification or additional information. Please feel free to contact me at (224) 405-1009 or Michael Kohler at (212) 839-5429. In addition, we would be pleased to arrange a conference call or meet with you if this will facilitate your review. We appreciate this opportunity to work with you in making the Company's disclosures more comprehensive and transparent.

Sincerely,

/s/ Kathryn McNamara Corley
Kathryn McNamara Corley
Executive Vice President, General Counsel and
Secretary
cc: Michael Kohler, Sidley Austin LLP